Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LDR Holding Corporation

We consent to the incorporation by reference in the Registration Statement on Form S-1 of LDR Holding Corporation of our report dated March 4, 2014, with respect to the consolidated balance sheets of LDR Holding Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-194994), filed on May 12, 2014, and to the reference to our firm under the heading “Experts” in the prospectus contained in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-194994).

/s/ KPMG LLP

Austin, Texas

May 14, 2014